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                                                                     Exhibit 7.1

    Statement Explaining How Certain Ratios Were Calculated in the Annual Report

DEBT TO EQUITY RATIO

      The debt to equity ratio was computed by dividing total liabilities as measured under U.S. GAAP by shareholders' equity.

As of December 31, 2004, the debt to equity ratio was approximately 1.44.

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